Exhibit 99.1

Niu Technologies Provides Third Quarter 2021 E-scooter Sales Volume Update

BEIJING, China, October 11, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its e-scooter sales volume results for the third quarter 2021.

	3Q 2021	3Q 2020	YTD 2021	YTD 2020
China Market	392,112	245,293	782,784	434,568
International Markets	4,967	5,596	16,942	16,619
Total	397,079	250,889	799,726	451,187

In the third quarter of 2021, NIU sold 397,079 e-scooters, representing a 58.3% year-over-year growth. The number of e-scooters sold in China market reached 392,112, representing a 59.9% year-over-year growth. The number of e-scooters sold in the international markets was 4,967, representing a decrease of 11.2% year-over-year. The volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in e-scooter market.

The growth in China market was mainly driven by retail network expansion and promotion activities. The Company continued fast retail network expansion and added 320 new stores in China during the third quarter 2021. There were 2,686 NIU stores in China at the end of September. The Company also provided sales discounts for selected models during the third quarter to attract new customers to adopt e-scooters for urban commute and encourage replacement of outdated and non-compliant e-scooters.

The decrease of number of e-scooters sold in the international markets was mainly caused by the resurgence of COVID-19 in Europe during the third quarter and the ongoing difficulties in ocean freight shipping. With the successful product launch of kick-scooter, KQi3, the Company received the order of more than 15,000 units during the third quarter and started to deliver in September. 497 kick-scooters were included in the sales volume from international markets in the third quarter and the remaining orders will be shipped soon.

Out of the total sales volume, the units of G0, F0 and C0 models sold during the third quarter 2021 represented approximately 40.6%. The G0, F0 and C0 models have lower sales price and gross margin compared with other models, and high proportion of sales volume from these models has negative impacts on the blended revenues per scooter and overall gross margin for the third quarter 2021.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a performance electric bicycle series, NIU Aero, and an electric kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com